CERTAIN PORTIONS OF THIS LETTER AS SUBMITTED VIA EDGAR HAVE BEEN OMITTED AND PROVIDED SEPARATELY TO THE SEC UNDER A SEPARATE COVER. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED IN THE EDGAR VERSION WITH THE FOLLOWING PLACEHOLDER “*”

December 16, 2014

VIA EDGAR AND EMAIL TRANSMISSION TO SINGLETONB@SEC.GOV AND ERLANGERC@SEC.GOV

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:	Mr. Andrew Mew, Senior Assistant Chief Accountant
Ms. Beverly Singleton
Ms. Claire Erlanger

Re:
Securities and Exchange Commission (“SEC”) Comment Letter dated December 2, 2014 regarding Heartland Express, Inc. (the "Company," "Heartland," "we," "us," or "our") Form 10-K for the Fiscal Year Ended December 31, 2013 filed March 3, 2014, File No. 0-15087 (the "Form 10-K") and Form 10-Q for the Quarter Ended September 30, 2014 filed November 5, 2014, File No. 0-15087 (the "Form 10-Q")

Dear Mr. Mew:

The following is in response to the comments and requests we received from the staff of the Division of Corporation Finance (the "Staff") of the SEC, dated December 2, 2014, related to the Form 10-K and the Form 10-Q. We have today electronically filed with the SEC this response to your letter. A courtesy copy of the filing has been forwarded to Ms. Singleton and Ms. Erlanger via email transmission at the email addresses listed above. For your convenience, we have included the text of the Staff's comments from the SEC comment letter in bold immediately followed by the Company's response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Financial Statements

Note 1. Significant Accounting Policies page F-7

Segment Information, page F-7

1.
We have reviewed your response to our comment 1. We note that the Vice President of Sales, Vice President of Operations, Vice President of Regional Operations, and Chief Operating Officer-GTI each report directly to the CEO. Please tell us:

•The scope of each individual's responsibilities (e.g. entire entity or certain divisions within the entity).
•The nature of their responsibilities.
•The nature of the information and the level of detail conveyed to the CEO in each individual's discussions with the CEO.

Confidential Treatment Request by Heartland Express, Inc.

•How their compensation is determined (e.g. fixed salary, bonus contingent upon performance of entire entity, bonus contingent upon performance of certain divisions).
•The positions that report to each of these individuals.

Response: The Company acknowledges the Staff's comment and the Company's prior determination that the Company has one reportable segment based on the guidance provided in ASC Sub-topic 280-10, Segment Reporting - Overall. We note that our determination of a single segment is consistent with many acquisitions where the acquired company is in the same line of business and subject to the same economic characteristics, and integration occurs over time.

The scope and nature of the responsibilities of these officers is to produce the safest, most reliable, and most profitable consolidated operations. In this regard, each of the individuals works with each other to (1) coordinate service to national accounts across multiple geographic regions, (2) identify areas of excess and shortage of freight and capacity, (3) ensure consistency of marketing, and (4) eliminate network duplication. A more detailed description of individual responsibilities follows.

Vice President of Sales - this person is responsible for the sales and marketing of transportation services to the Company's customer base, including customers in historical Company and GTI territories, and including customers historically served by both the Company and GTI prior to acquisition. This includes reporting directly to the CEO and working with the Vice President of Operations, Vice President of Regional Operations, Vice President of Western Operations, and the Chief Operating Officer-GTI to identify need areas and then direct sales efforts to contract freight with shippers across the U.S. to maximize the use of the Company's revenue equipment assets regardless of asset location or whether a legacy Company asset or whether a legacy GTI asset. Additional responsibilities include working directly with and providing customer by customer, freight lane by freight lane pricing of transportation services to the CEO for approval for the entire entity. Customers that were unique to GTI prior to the acquisition (4 of the Company's top 25 consolidated customers by revenue) are handled by the Chief Operating Officer - GTI (with pricing input from the Vice President of Sales) to assist with continuity of the relationship.

Vice President of Operations, Vice President of Regional Operations, and Vice President of Western Operations- these three people, in connection with the Chief Operating Officer-GTI, collectively are responsible for the entire Company's coordination of fleet operations to maximize the use of the Company's revenue equipment assets regardless of asset location or whether a legacy Company asset or whether a legacy GTI asset. These responsibilities include customer service and fleet management in conjunction with marketing to develop and manage customer relationships, ensure service standards, coordinate proper freight-to-capacity balancing, trailer asset management, and daily tactical decisions pertaining to matching the customer demand with the appropriate capacity across the Company's freight network, including both legacy Company and GTI operations. These responsibilities are partially accomplished through daily network management calls of these individuals and personnel reporting directly to these individuals, as well as personnel directly reporting to the Chief Operating Officer - GTI that have dotted line reporting to these individuals as further detailed below. Additionally, the Vice President of Operations is responsible for coordinating the Company's efforts of positioning revenue equipment that has been sold by the CEO, which includes both legacy Company and legacy GTI equipment.

Chief Operating Officer - GTI - this person has three main roles: (1) to serve as the point person for integrating the legacy GTI business with the Company's operations, (2) to ensure legacy GTI relationships are maintained, and (3) in connection with the Vice President of Operations, Vice President of Regional Operations, and Vice President of Western Operations, to be responsible for the Company's coordination of fleet operations to maximize the use of the Company's revenue equipment assets regardless of asset location or whether a legacy Company asset or whether a legacy GTI asset. These responsibilities include customer service and fleet

Confidential Treatment Request by Heartland Express, Inc.

management in conjunction with marketing to develop and manage customer relationships, ensure service standards, coordinate proper freight-to-capacity balancing, trailer asset management, and daily tactical decisions pertaining to matching the customer demand with the appropriate capacity across the Company's freight network. These responsibilities are partially accomplished through daily network management calls of personnel reporting directly to this person that have dotted line reporting to Vice President of Operations, Vice President of Regional Operations, and Vice President of Western Operations as further detailed below. Further, this individual is part of weekly project calls with the Vice President of Operations, Vice President of Regional Operations, and Vice President of Western Operations to coordinate integration efforts of the legacy GTI business with the Company's operations. In addition, this person assists the Vice President of Sales in providing customer by customer, freight lane by freight lane pricing input information of transportation services for the ultimate approval by the CEO.

Each of the individuals, including Vice President of Western Operations which was inadvertently excluded from our previous response, has direct interaction with the CEO on the following information (all of which are on a combined Company-wide basis):

•Weekly report detailing all of the Company's load movements (shipper name, origin and destination geographic locations, associated empty and loaded miles, average length of haul and total load count)
•Weekly report detailing all of the Company's loads invoiced (rate per mile)
•Daily report detailing deadhead (non-revenue miles) movements of revenue equipment

These reports that the CEO, along with the respective positions discussed above that report to the CEO, review, help manage and evaluate the operational efficiencies of the Company's transportation services. Separately, the CEO makes all revenue equipment purchasing and selling decisions on a combined basis for the revenue equipment used to provide the Company's transportation services. This is the combined Company's largest ongoing investment requiring allocation of resources.

All of these individuals, are compensated based on salary, restricted stock grants, and deferred compensation contingent on entity-wide performance, none of which are tied to divisional performance. Consistent with the Company's overall compensation objectives, compensation is primarily a fixed salary. A fixed salary provides these individuals stability, allowing them to focus on creating stockholder value and other business objectives. We generally do not implement compensation elements for our employees that would create incentives to take undue risks. There are no bonuses paid to these individuals contingent upon the performance of any individual, divisional criteria, or enterprise wide criteria, with the exception of the Vice President of Sales who is eligible for a bonus based upon the addition of a new customer contract (across the entire Company) exceeding a static defined amount of transportation services. The Vice President of Sales bonus structure was in place prior to the acquisition of GTI. Although not a bonus, the Chief Operating Officer-GTI is eligible for additional consideration per the Stock Purchase Agreement dated November 11, 2013, that is partially based upon the financial performance of the entire Company over the period of 2014-2017. Other earnout criteria is not based upon financial performance.

Integration efforts are centralized around the combined Company's operating revenues and revenue equipment efficiencies at the direction of the CEO, with reliance on direct and dotted line reporting intended to gain integration efficiencies while preserving existing relationships to reduce risk.

The following positions report to the Vice President of Sales

•	7 Sales Managers

•	Director of Marketing

Confidential Treatment Request by Heartland Express, Inc.

•	Supervisor of Sales Department

•	Supervisor of Contracts

The following positions report to the Vice President of Operations

•	Director of Planning

•	Director, Operations

•	Director of Driver Communications

•	Director of Customer Service

•	Operations Clerk

The following positions report to the Vice President of Regional Operations

•	Director of Southeast Operations

•	Director of Midwest/South Operations

•	Director of Northeast Operations

•	Director, Operations

•	Operations Clerk

The following position reports to the Vice President of Western Operations

•	Operations Manager

The following positions, all specific to the GTI legal entity, report to the Chief Operating Officer - GTI

•	Vice President of Operations - Midwest*

•	Vice President of Regional Operations - Mountain States*

•	Vice President of Operations - Northwest*

•	Director of Regional Operations - California*

•	Director of Terminal Operations - Lathrop*

•	Director of Customer Service - National Accounts*

•	Director of Marketing*

•	Vice President of Sales*

•	Over-the-Road Maintenance Supervisor**

•	Director of Terminal Development**

•	Director of Regional Maintenance**

•	Director of Maintenance - Specialized Programs**

•	Counsel and Executive Vice President***

•	Vice President of Finance***

* Position reports directly to the Chief Operating Officer - GTI and has dotted line reporting to the Vice President of Operations, Vice President of Regional Operations, Vice President of Western Operations, or Vice President of Sales.
** Position reports directly to the Chief Operating Officer - GTI and has dotted line reporting to the Director of Regional Maintenance.
*** Position reports directly to the Chief Operating Officer - GTI and has dotted line reporting to the Executive Vice President of Finance and Administration, Chief Financial Officer.

2. Please identify your operating segments that you aggregate into one reportable segment. In this regard:

a.Your disclosures in note 1 refer to "regional operating divisions." Please identify for us each of your regional operating divisions and clarify whether they represent your operating segments.

Confidential Treatment Request by Heartland Express, Inc.
b.Your response refers to "three truckload transportation services." Please identify for us each service and, if different from your regional operating divisions, clarify whether they represent your operating segments.

Response: Prior to and after the acquisition of GTI the Company had disclosed it provided multiple transportation services through regional operating divisions, which were the Company's regional terminals. The Company's regional terminals do not individually meet the definition of an operating segment per ASC 280-10-50-1. All of the Company's regional terminal managers manage the day to day operations of the business and have dotted line reporting to the Vice President of Operations, Vice President of Regional Operations, Vice President of Western Operations, or Chief Operating Officer-GTI, as detailed above. These responsibilities include customer service and fleet management in conjunction with marketing to develop and manage customer relationships, ensure service standards, coordinate proper freight-to-capacity balancing, trailer asset management, and daily tactical decisions pertaining to matching the customer demand with the appropriate capacity across the Company's freight network. Each of these terminals are managed based on the same operating criteria contained in the reports reviewed by the CEO. The Company clarified its segment footnote disclosure in its Form 10-Q for the nine months ending September, 30, 2014 as shown below:

Note 3. Segment Information

The Company provides multiple transportation services across the United States (U.S.) and parts of Canada. The Company offers primarily asset-based transportation services in the dry van market and also offers temperature-controlled transportation services and non-asset based brokerage services. None of the Company's transportation services individually meet the definition of a segment. The Company's Chief Operating Decision Maker oversees and manages all of our transportation services, on a combined basis, including the legacy transportation services of Gordon Trucking, Inc. ("GTI"), which was acquired on November 11, 2013. As a result of the foregoing, the Company has determined that it has one reportable segment, consistent with the authoritative accounting guidance on disclosures about segments of an enterprise and related information.

Prior to the GTI acquisition, the Company offered one truckload transportation service, which was asset-based dry-van truckload services. These services were provided and managed on a day-to-day basis through the Company's network of regional terminals. Subsequent to the GTI acquisition the Company offers three truckload transportation services, which consist of asset-based dry-van truckload services, asset-based temperature-controlled truckload operations, and freight brokerage services. These services are provided and managed on a day-to-day basis through the Company's expanded network of regional terminals post GTI acquisition. Asset-based temperature-controlled truckload services are essentially the same as asset-based dry van services except for the trailers have refrigeration units. Freight brokerage services consist of finding an alternative truckload carrier to cover certain customer loads when Company equipment is unavailable or the load does not fit the Company's operating plan at the time. None of the Company's transportation services individually meet the definition of a segment. Together, these multiple truckload transportation services meet the definition of an operating segment per ASC 280-10-50-1 and thus no aggregation.

3. As requested, please advise us of the amount of revenues and operating profit for GTI for the period of November 11, 2013, date of acquisition, through December 31, 2013, and for the nine months ended September 30, 2014. Provide a breakdown of revenues by type of service, that is, dry-van truckload services, asset based temperature-controlled truckload operations, and freight brokerage services.

Response: Separate general ledger reporting is maintained for GTI as GTI is a separate legal entity and separate financial records are required for state income tax reporting purposes. As part of the ongoing integration efforts during early 2014 the legacy general ledger reporting structure of GTI was streamlined to the general ledger

Confidential Treatment Request by Heartland Express, Inc.
reporting structure of the Company. Prior to this general ledger reporting structure change, GTI reported revenues in approximately forty different revenue accounts. The GTI general ledger reporting changes in early 2014 were implemented to simplify and align financial records with how the CEO reviews the combined Company's operating revenues and profits. Consistent with weekly reporting detailing all of the Company's load movements and weekly reports detailing all of the Company's loads invoiced, the CEO does not review revenues broken down by type of transportation services. Although the CEO does not review loads that are brokered to third party carriers separately (i.e. these loads are included within Company wide load reports)these services are reported separately per the current general ledger reporting structure due to different state income tax treatment. The Company can identify total revenues (including revenues associated with freight brokerage services), but no longer has revenues broken out separately for asset-based temperature-controlled truckload operations. The Company does not track separately operating expenses by any type of revenue for its multiple transportation services but rather in total. The amount of operating revenue, by revenue type, and operating profit for GTI for the period of November 11, 2013 through December 31, 2013 and for the nine months ended September 30, 2014 are as follows:

	Period of November 11, 2013 to December 31, 2013	Nine months ended September 30, 2014
(in thousands)
Asset based dry-van truckload services (1)	*	*
Asset based temperature-controlled truckload operations	*	*
Freight brokerage services	4,312	20,424
Total operating revenue	*	*

Operating profit	*	*

* Confidential information on this page has been omitted and filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Request.

(1) includes asset based dry-van truckload services and asset based temperature-controlled truckload operations for the nine months ended September 30, 2014.

In connection with responding to the Staff's comments, the Company acknowledges that:

•The Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings;

•Staff comments, or changes to the Company's disclosures in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your assistance in the Company's compliance with applicable disclosure requirements and enhancing the overall disclosures in the Company's filings. Should you have any questions or comments regarding the Company's responses, please contact me by phone at (319) 626-3600 or by fax at (319) 626-3619.
Sincerely,
/s/ John P. Cosaert
John P. Cosaert
Chief Financial Officer
cc: Mr. Michael J. Gerdin
Mr. Jerry Borowick, KPMG LLP
Ms. Heidi Hornung-Scherr, Scudder Law Firm, P.C., L.L.O.